                                                                    EXHIBIT 99.1


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                SCIENTIFIC RESEARCH FACILITIES MARKET ANALYSIS:
                      SAN DIEGO, SAN FRANCISCO, SEATTLE,
                         AND SUBURBAN WASHINGTON, D.C.



                                  May 5, 1997



                                 Prepared for


                     ALEXANDREA REAL ESTATE EQUITIES, INC.



                                      by

                            Rosen Consulting Group
                        1950 Addison Street, Suite 101
                              Berkeley, CA 94704
                                (510) 549-4510



                          1997 Rosen Consulting Group
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

                                                              EXHIBIT 99.1

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SCIENTIFIC RESEARCH FACILITIES MARKET ANALYSIS(:) SAN DIEGO, SAN FRANCISCO BAY
AREA, SEATTLE, AND SUBURBAN WASHINGTON, D.C.
--------------------------------------------------------------------------------

SUMMARY

Our research into the four scientific research facilities markets has found that these markets have none to minimal available space. Further, the surrounding office and R&D/flex markets also have low vacancies. As a result, we believe these markets are poised for rent growth.

For the most part, published statistics are not available on scientific research space defined as properties containing both office and a significant component of laboratory space, leased principally to pharmaceutical and biotechnolgy companies, non-profit research institutions and related government agencies engaged in scientific research. The study did not include all life science facilities, such as those facilities leased primarily to diagnostic and medical instrumentation companies, personal care products companies and other less intensive laboratory users. The owners of scientific research properties varied by market and included user institutions and companies, local developer/owners and select other investors. In our research, Alexandria Real Estate Equities, Inc. (formerly Health Sciences) was the only identified national investor. Given the lack of published statistics, the estimated inventory may not be inclusive of all such space in each market. Nonetheless, our research indicates that the reported occupancy and rents are accurate for the entire inventory in each market.

OCCUPANCY

The market for existing scientific research facilities is virtually 100% occupied in each of the markets surveyed. In addition, most of the office and R&D/Flex markets are 88% or more occupied. Table 1 indicates the estimated inventory of scientific research space in each market.

                                    TABLE 1
                            INVENTORY AND OCCUPANCY


                     Scientific Research
Markets                  Facilities                       Office                       R&D/Flex
-------                                                   ------                       --------
                  Estimated
                  Inventory       Occupancy      Inventory      Occupancy       Inventory       Occupancy
                  ---------       ---------      ---------      ---------       ---------       ---------
                     (SF)                           (SF)                           (SF)
San Diego          4,700,000       98-100%       40,776,000        88%          20,121,000         91%
San Francisco
Bay Area/1/       15,000,000       98-100        27,041,000        89           Not avail.      Not Avail
Seattle            3,000,000       98-100        21,058,000        89            7,178,339         94
Suburban D.C.      3,700,000       98-100       131,347,595        92           21,950,135         90

Source: Rosen Consulting Group compiled from market interviews and various broker reports

------------
/1/ Includes San Francisco, West Bay (the area from South San Francisco to Palo Alto), East Bay (the area from Berkeley to Fremont including Alameda)

Rosen Consulting Group                                                         1

Market participants consistently confirm that all available space with a combination of generic lab infrastructure and office space is occupied in each market. We assume a small structural vacancy allowance to account for the small amount of downtime between leases and in periods of renovation/buildout. For comparison, the inventory and occupancy of office and R&D/flex space is also shown. The limited availability of space in these markets is putting upward pressure on rents across the board.

TENANT TURNOVER

Tenant turnover is low both because there is a limited amount of space available and because a combination of lab and office space is required for the operations of the pharmaceutical and biotechnology companies, non-profit research institutions and related government agencies engaged in scientific research that lease such space. Market participants in each market consistently reported the same turnover results: 1) tenants usually renew (either through signing of a new lease or, where applicable, exercise of an option) unless they have outgrown the space; 2) space is frequently re-leased before it is placed on the market; and
3) there is minimal downtime between leases. Table 2 provides estimates of the probability of tenant renewal and downtime between leases based on responses from interviews with market participants. There were a few market participants who placed the probability of tenant renewal substantially higher including one whom placed it at 100% given the lack of available space. The probability that a tenant will renew is higher for established companies, for tenants that have invested in the space and where there is room to expand on site. Overall, in each market, the probabilities for renewal of combined office/lab space are higher than the probabilities for renewal of pure office space and, thus, tenant turnover is lower. In addition, today's tight market conditions limit alternative choices and increase the likelihood that tenants will renew.


                                    TABLE 2
                                TENANT TURNOVER
           ----------------------------------------------------------

                                Probability of         Downtime
           Markets              Tenant Renewal         Between Leases
           -------              --------------         --------------
           San Diego            70%+                   4-6 months
           San Francisco Bay
           Area                 80%+                   4-6 months
           Seattle              80%+                   4 months
           Suburban D.C.        80%+                   4-6 months

           Source: Rosen Consulting Group based on market interviews.

           ----------------------------------------------------------

Rosen Consulting Group                                                2

RENT ANALYSIS

We took three approaches to determining market rent: 1) we reviewed lease comparables; 2) we interviewed active market brokers on rents achievable for a standard product; and 3) we interviewed active market brokers on the cost of building the same facility new and calculated economic rent. The low turnover in these markets limits the number of available comparable leases. In addition, there is a significant range in recent contract rents due to differences in building quality, location and the percentage of lab to office space. We reviewed the lease comparables provided by appraisers and consultants in each market and concluded in all cases, with the exception of San Diego, that the lease comparables were misleading. We concluded that the most reliable indicator of market rents was our survey of brokers. Our interview strategy was to ask several brokers in each market to quote the current market rent for a scientific research facility with 50%-70% generic lab infrastructure in place at a cost of $75-$100 per square foot. While some markets tended to have higher or lower infrastructure investment, we were able to obtain comparable quotes across the markets. Table 3 indicates the market rent for each market for the defined prototype building. For the purpose of the study, market rents are quoted triple net less estimated leasing commission and tenant improvement allowance. The market rents are indicative of initial rent levels and, thus, the present value of future contractual rent escalations is not included. Rents will be higher in all markets, excluding San Francisco, for properties with a larger percentage of lab to office space or higher cost generic lab infrastructure in place. The significant rent differential by geographic submarket in San Diego and San Francisco are indicated.

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                                    TABLE 3

        SCIENTIFIC RESEARCH FACILITIES MARKET RENT ($/SF TRIPLE NET)/2/
               EXISTING FACILITY WITH 50%-70% LAB INFRASTRUCTURE
                      AT $75-$100/SF, FAVORABLE LOCATION


         San Diego                San Francisco Bay Area
----------------------------    ----------------------------
Torrey Pines    Other Areas      West Bay/3/    East Bay/4/        Seattle      Suburban D.C.
-------------  -------------    -------------  -------------    -------------   --------------
$23.50-$33.50  $20.00-$27.50    $20.00-$34.50  $14.00-$23.00    $21.00-$28.50   $17.00-$23.50


(2) Triple net market rent less estimated leasing commission and tenant improvement allowance.
(3)  West Bay includes the area from South San Francisco to Palo Alto.
(4)  East Bay includes the area from Berkeley to Fremont including Alameda.

Source: Rosen Consulting Group based on market interviews
----------------------------------------------------------------------------------------------

We also asked each market participant to compare the scientific research facilities rents to the rents in a comparable building with a standard office tenant improvement allowance. In most markets, the comparable building is an R&D/flex building with office buildout. Table 4 indicates the comparable rents for suburban office or R&D/flex. For the prototype scientific research building defined above, there is a $5.00-$20.00 per square foot premium over similar quality space without lab infrastructure. The Palo

---------------------

Rosen Consulting Group                                                         3

Alto/Stanford University submarket in the San Francisco Bay Area is the exception where strong demand from biotech and computer companies continues to push up rents across the board.

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                                    TABLE 4
           COMPARABLE OFFICE AND R&D FLEX RENTS ($/SF TRIPLE NET)/2/
--------------------------------------------------------------------------------

        San Diego              San Francisco Bay Area
        ---------              ----------------------
Torrey Pines    Other Areas    West Bay/3/    East Bay/4/    Seattle     Suburban D.C.
------------    -----------    --------       --------       -------     -------------
$13.50-$17.00  $9.00-$13.50  $16.00-$34.00  $8.00-$12.00  $11.00-$14.00  $11.00-$13.00

Source: Rosen Consulting Group based on market interviews
--------------------------------------------------------------------------------

We also surveyed market participants on replacement costs and estimated the rent required to justify new construction. Our findings show that market rents are exceeding or approaching the level required to support new construction. However, we only found build to suit projects planned in San Diego and San Francisco and did not identify any speculative construction projects. The market tightness signals that there is upward pressure on rents for existing scientific research facilities.

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                                    TABLE 5
                           ESTIMATED ECONOMIC RENTS
--------------------------------------------------------------------------------

                            San Diego             San Francisco Bay Area
                            ---------             ----------------------
                    Torrey Pines    Other Areas   West Bay/3/    East Bay/4/   Seattle/5/    Suburban D.C.
                    ------------    -----------  ----------     ----------     ---------      -------------
Shell Development
Costs/6/              $100-125         $80        $95-$150          $95          $65-$90         $70-$92
Lab Infrastructure
Cost (50%-70%)        $75-$100      $75-$100      $75-$100        $75-$100       $75-$100       $75-$100
Total Development
Cost                  $175-$225     $155-$185    $170-$250       $170-$195      $140-$190      $145-$192

Triple Net Rent
Necessary to Achieve
12% return          $21.00-$27.00  $18.60-22.20  $20.40-$30.00  $20.40-$23.40  $16.80-$22.80  $17.40-$23.00

(5) The lower estimate is for the Eastside market and the higher estimate is for Seattle. The Seattle estimate is somewhat unrealistic because a developer would probably build a larger building on a Seattle site.

(6) Includes land, hard and soft costs, leasing commissions, developer's profit, and construction debt.

Source: Rosen Consulting Group based on market interviews
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Rosen Consulting Group                                                        4

INDIVIDUAL MARKET DISCUSSION

San Diego

The San Diego market is the most geographically concentrated of the four markets. The Torrey Pines submarket contains the majority of scientific research facilities space and achieves the highest rental rates because of the concentration of companies and research institutions including University of California San Diego, Scripps Clinic and Research Foundation, Salk Institute and the Burnham Institute (formerly La Jolla Cancer Research Foundation) and the limited available space. San Diego facilities typically feature 70%-80% lab buildout at $75-$100 per square foot. Such space in Torrey Pines rents for $28.50-$33.50 per square foot triple net. The prototype building rents in the range of $23.50-$33.50 per square foot triple net. Rental rates in the smaller submarkets outside of Torrey Pines are $20.00-$27.50 per square foot triple net. The largest number of comparable leases including build-to-suit transactions is available in this market. Unlike in the other three markets, there are recent comparables that are at these levels including a two-year, small space lease at $33.50 per square foot triple net equivalent. Comparable office/R&D rents are $13.50-$17.00 per square foot triple net in Torrey Pines and $9.00-$13.50 per square foot triple net in other areas.

Current build-to-suit scientific research facilities are priced on a 12% fixed return on cost, including the cost of the lab infrastructure. Some of these deals charge an additional structural reserve of 1.5% of rent. In some deals, tenants have contributed equity to reduce rental expense. There are also leases in which biotech company stock warrants were provided to landlords as additional compensation.


San Francisco Bay Area

The market for scientific research facilities in the San Francisco Bay Area is the largest and the most geographically dispersed of the four markets. The predominant reason is that there are research universities in three locations that spawn and attract biotech companies. In addition, the topography limits the availability of land in each of the three locations. Market participants confirm that there is competition for R&D/flex space between biotech firms and computer oriented high tech firms. Chipmakers also require clean rooms, frequently at a higher classification level than biotech companies. In general, they require more warehouse space than biotech firms do. Both biotech and computer companies in the Bay Area, typically, put in their own improvements to build the type of space suitable to their specific needs. Overall, the competition for well-located space appears to have resulted in less sensitivity to the value of generic lab infrastructure in place. Demand for space is very high and new deals frequently achieve new rent levels. Typically, tenants renew if there is room for expansion and leave if there is not. There is a wide range in rents across the market for R&D/flex space from a low of $8.00 to a high of $34.00 per square foot triple net for Class A buildings near Stanford University. The prototype scientific research facility we defined would rent between $20.00 and $34.50 per square foot triple net in the West Bay with the rents at the higher

Rosen Consulting Group                                                         5
end achieved in the Palo Alto submarket. The comparable R&D/office facility would range from $16.00-$34.00 per square foot triple net. By contrast, a similar facility in the East Bay would rent for $14.00-$23.00 per square foot triple net and a comparable R&D/Flex space without lab buildout would rent for $8.00-$12.00 per square foot triple net.

As in San Diego, current build-to-suit deals in the West Bay are priced on a fixed return on cost basis. Some biotech firms that are planning to build are looking in the East Bay. Total development costs in the West and East Bays are estimated at $170-$250 and $170-$195 respectively. Demand is pushing up land values.

Seattle

In Seattle, scientific research facilities are predominately housed in R&D/flex facilities, but are also housed in some downtown office buildings. Market participants report that there is no identified space with a combination of office and generic lab infrastructure available in the market today. In addition, office and R&D/flex space is well occupied throughout the Puget Sound market. First generation leases are just beginning to turnover. According to all market sources, tenants are renewing. Typically tenants stay until they outgrow the available space. Today, tenants are also staying because of a lack of alternative space. Market participants confirm that space that becomes available is often re-leased before it comes to market.

Seattle scientific research facilities typically have higher than 70% lab to office space and higher than $100 per square foot investment. The prototype building in the market, if it were available, would lease for $21.00-$28.50 per square foot triple net. Comparable office and R&D/flex rents are $11.00-$14.00 per square foot triple net.

Suburban Washington, D.C.

Tenants generally renew unless they require additional space for expansion. No first class lab space has been vacated for any period of time and the market is virtually 100% occupied. Land is available for build to suit projects. Most historical lease transactions are first generation. In the last 24-36 months, there has been an increase in second generation leasing. The prototype facility would rent for $17.00-$23.50 per square foot triple net. The market for R&D/flex and office space in the Suburban Washington, D.C. market is increasingly tight and rents are edging up. Standard finish R&D/flex or suburban office space rents for $11.00-$13.00 per square foot triple net. The total development cost for a prototype scientific research facility ranges from $145-$192 per square foot depending on location and degree of finish.


Rosen Consulting Group                                                         6